King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309 Main: (404) 572-4600 Fax: (404) 572-5100

Keith M. Townsend Direct Dial: (404) 572-3517 Direct Fax: (404) 572-5100 ktownsend@kslaw.com

June 3, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Amanda Ravitz, Assistant Director

Re:	ECPM Holdings, LLC
Registration Statement on Form S-1
Filed May 5, 2015
File No. 333-203883

Dear Ms. Ravitz:

This letter is being submitted on behalf of our client, ECPM Holdings, LLC (the “Company”), in response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter of June 3, 2015. For your convenience, this letter sets forth in italics the Staff’s comment before the responses.

1.	It appears that the conversion to a Delaware corporation will not be complete before the effective date of this registration statement and that the post-conversion entity does not currently exist as a matter of law. If so, please tell us: (1) when the issuer and its officers and directors intend to sign the registration statement; and (2) how the legality opinion required under exhibit 5.1 of your registration statement will be affected by the timing of the conversion to a Delaware corporation.

Response: The Company’s conversion from a limited liability company into a Delaware corporation is permitted by, and will be conducted pursuant to, Section 265 of the Delaware General Corporation Law (the “DGCL”) and Section 18-216 of the Delaware Limited Liability Company Act (the “Delaware LLC Act”). Section 18-216(c) of the Delaware LLC Act confirms that following the Company’s conversion“, for all purpose of the laws of the State of Delaware, [the corporation formed upon conversion] shall be deemed to be the same

Securities and Exchange Commission

June 3, 2015

entity as the converting limited liability company and the conversion shall constitute a continuation of the existence of the limited liability company” as the newly formed corporation. See also DGCL § 265(f) (stating that both a limited liability company converting into a Delaware corporation and the newly-formed Delaware corporation “shall be deemed to be the same entity” for all purposes under Delaware law). The Section 265(e) of the DGCL further states that the conversion of a Delaware limited liability company to a Delaware corporation will not affect any obligations or liabilities incurred prior to the conversion. See also Delaware LLC Act § 18-216(h). Following the conversion, the board of directors, officers, assets and liabilities of the Delaware corporation will be identical to those of the Delaware limited liability company. As a result, the signatures of the Company and each of the Company’s officers and directors on the initial registration statement filed on May 5, 2015 and each amendment thereto constitute the signatures of the issuer and its officers and directors under applicable Delaware state law, and we would not expect to make any change to our legality opinion on the basis of the conversion.

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If we can be of any assistance in explaining these responses or changes, please let us know. Please contact me with any questions or comments at (404) 572-3517.

Very truly yours,

/s/ Keith M. Townsend
Keith M. Townsend

cc:	Geoff Kruczek, Securities and Exchange Commission
Tom Jones, Securities and Exchange Commission
Mark G. Gilreath, ECPM Holdings, LLC
David N. Gill, ECPM Holdings, LLC
James B. Young, Jr., ECPM Holdings, LLC
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Sophia Hudson, Davis Polk & Wardwell LLP
James D. Powell, KPMG LLP
Jeffrey M. Stein, King & Spalding LLP
Laura I. Bushnell, King & Spalding LLP